August 3, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Mr. Gary Todd Reviewing Accountant

Re:	Form 10-KSB for the Fiscal Year Ended December 31, 2005 SEC File No. 000-49715

Dear Mr. Todd:

        On behalf of China Digital Communication Group (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated April 27, 2006, with respect to the Company’s Form 10-KSB for the fiscal year ended December 31, 2005 (the “Form 10-KSB”), filed with the Commission on March 30, 2006. Attached hereto as Exhibit A is a clean version of Amendment No. 1 to the Form 10-KSB (the “Form 10-KSB/A”).

        Courtesy copies of this letter and clean and marked versions of the Form 10KSB/A have been sent to the Commission’s examiners via courier. The marked copy of the Form 10-KSB/A indicates the changes from the Form 10-KSB as previously filed with the Commission.

        All responses provided herein are based solely on information provided by the Company.

        For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

Form 10-K for the year ended December 31, 2005

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 15.

Overview, page 15

1.	We see that you entered into a Share Exchange Agreement on February 14, 2005 to acquire UPE Limited and its subsidiary Zhuo Tong. Under Item 303 of Regulation S-B, the MD&A should make disclosure about material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. Among other matters, that Regulation calls for disclosure about (1) known trends, events or uncertainties that have or are reasonably likely to have a material impact on short-term or long-term liquidity (2) significant commitments and (3) known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. Please tell us why you should not amend to provide MD&A discussion about this pending acquisition.

RESPONSE: On June 26, 2006, the Company and UPE Limited (Far East), a BVI corporation (“UPE Limited”), Shenzhen Zhuo Tong Power Supply Industry Co., Ltd., a Shenzhen corporation and a wholly-owned subsidiary of UPE Limited (the “Shenzhen Zhuo”), and the shareholders of UPE Limited (the “Shareholders”) mutually terminated the Share Exchange Agreement, dated February 14, 2006 (the “Share Exchange Agreement”). In addition, the Shareholders retuned, and the Company cancelled, the 18.5 million shares of the Company’s common stock that were previously issued to the Shareholders. As a result of the termination of the Share Exchange Agreement the Company respectfully submits that it would not be appropriate to include a discussion of this transaction in the Form 10-KSB/A.

2.	As a related matter, tell us about the status of the pending transaction. If the transaction has closed, tell us the closing date. Also tell us when you plan on providing acquired business financial statements and related pro forms data. If the transaction has not closed, tell us why you should not provide updated disclosure to your shareholders.

RESPONSE: On June 26, 2006, the Company and UPE Limited, Shenzhen Zhuo, and the Shareholders mutually terminated the Share Exchange Agreement. The Company issued a press release on June 26, 2006 announcing the termination of the Share Exchange Agreement and the Company filed a Form 8-K with the Commission on June 30, 2006 announcing the termination of the Share Exchange Agreement.

Results of Operations, page 16

3.	The intended focus of an MD&A discussion under Item 303 of Regulation S-B is the analysis of financial condition, changes in financial condition and results of operations covering the two-year period as actually presented in the financial statements. Specifically, your discussion should (at a minimum) begin with, and strongly focus upon, your actual historical operating results as presented in your historical financial statements. This discussion of historical operating results should address, in depth, each significant line item of the financial statements.

RESPONSE: The Company has revised the MD&A discussion beginning on page 15 of the Form 10-KSB/A in order to more completely disclose the Company’s actual historical operating results as presented in its historical financial statements.

4.	If you also wish to include a brief pro forma discussion of operations in order to further inform investors as to the relative impact and significance of the E’Jenie acquisition, that discussion should follow your discussion of historical operations on a GAAP basis. If should be clearly labeled as “pro forma” and set apart from your historical discussions. Any specific adjustments included in the pro forma figures should be quantified and explained in accompanying footnotes.

RESPONSE: In response to this comment the Company has provided a brief pro forma discussion of its operations beginning on page 18 of the Form 10-KSB/A. The pro forma discussion follows the discussion of the Company’s historical operations on a GAAP basis and is clearly labeled as pro forma. There are no specific adjustments included in the pro forma figures.

5.	Because you did not acquire the interest in Billion and its subsidiary until November 2004 you had no interest in that business for the majority of the 2004 and all of 2003. Accordingly it does not appear appropriate to present the pro forma MD&A discussion for 2004 versus 2003. Please revise to delete that presentation.

RESPONSE: In response to this comment the Company has deleted the pro forma MD&A discussion for 2004 versus 2003.

Net Sales, page 17

6.	We see that revenue significantly increased $7.5 million or 146% from 2004 to 2005. You explain the increase as a result of the expansion of your product line, yet do not provide specific disclosure about the changes in product lines. Please expand to disclose details about the changes in your product line in 2005, including more specific detail about how that expansion contributed to the significant increase in revenue during the year.

RESPONSE: The Company has revised its disclosure beginning on page 16 of the Form 10-KSB/A to include more specific detail about how the Company’s expansion of its product line significantly increased revenues from 2004 to 2005.

Operating Expenses, page 17

7.	Refer to your discussion of selling, general and administrative and consulting fees for 2005 compared to 2004. Please revise to separately discuss the changes in selling expense, general and administrative expense, and consulting fees. For example, you should quantify the increase in employees and customers to more fully explain the increase in selling and general and administrative expenses. As a related matter, your discussion should focus on the underling reasons for the actual dollar change as well as any significant changes as a percentage of net sales.

RESPONSE: The Company has revised its disclosure beginning on page 17 of the Form 10-KSB/A to separately discuss the changes in selling expense, general and administrative expense, and consulting fees.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

8.	Please amend your filing to include an independent audit report for the year ended December 31, 2004 as required by Item 310 of Regulation S-B.

RESPONSE: The Company has included an independent audit report for the year ended December 31, 2004 on page F-3 of the Form 10-KSB/A as required by Item 310 of Regulation S-B.

9.	We note that your independent auditors are based in California while your principal operations are in China. Please respond to the following:

•	Tell us where your accounting records are located, including the language in which your accounting records are maintained and on what basis of GASP.
•	Tell us where the audit fieldwork was performed (including who specifically performed that fieldwork). Describe the extent to which fieldwork in China was performed by employees of your US based auditors. Identify any other audit firms participating in that fieldwork, if any, and describe the extent of their participation in fieldwork.
•	If the accounting records and supporting documents are in other than English, tell us how u auditors were able to read those documents. Describe your auditors’expertise in reading and speaking Chinese. Specifically address audit firm employees performing fieldwork in China.
•	At the time of each audit describe your company’s internal expertise in US GAAP; and; if your underlying accounting records were not maintained according to US GAAP, tell us who convened those records to US GAAP.

China Digital Communication Group

Overall, the response should fully explain how the US based auditors were able to successfully complete the audits of the Chinese operations. Respond separately for each audit firm. We may have additional questions after reviewing your response.

RESPONSE:

Kabani & Company, Inc.

        The Company’s accounting records are kept at its corporate headquarters in China. The accounting records are maintained in Chinese and are structured to be in compliance with U.S. GAAP requirements. The Company’s auditors, Kabani & Company, Inc. (“Kabani”), employ many Chinese-conversant staff (including licensed U.S. CPA’s) at Kabani’s Los Angeles office. Kabani acquired services of a Hong Kong based CPA firm, which is also registered with Public Company Accounting Oversight Board (“PCAOB”), to assist Kabani in the field work of the audit for the year ended December 31, 2005. The full audit, including planning process, audit program, supervision of field work and review of the working paper file is controlled by the staff at Kabani’s Los Angeles office. The engagement partner visited the Company’s premises during the planning stage of the audit. All the audit working papers were created in English by the Hong Kong CPA firm. All the work papers are thoroughly reviewed by the in charge supervisor at Los Angeles and reviewed by an engagement partner and a concurring partner. The Company hired a California based U.S. CPA firm to assist it in preparing its financial statements and disclosures. This U.S. CPA firm is registered with the PCAOB and has in its past performed several audits of U.S. publicly traded companies. The financial statements and the disclosures are also reviewed by the in-charge supervisor, engagement Partner and the Concurring Partner of Kabani’s Los Angeles office.

Lichter, Yu & Associates

        The Company’s accounting records are kept at its office in China. The accounting records are maintained in Chinese and are structured to be in compliance with U.S. GAAP requirements. The Company’s auditors for the year ended December 31, 2004, Lichter, Yu & Associates, has Chinese-conversant staff (including licensed U.S. CPA’s) at their Los Angeles office. Lichter, Yu & Associates acquired services of a Hong Kong based CPA firm, which is also registered with Public Company Accounting Oversight Board, to assist them in the field work of the audit for the year ended December 31, 2004. The full audit, including planning process, audit program, supervision of field work and review of the working paper file is controlled by the staff at Lichter, Yu & Associates in their Los Angeles office. The engagement partner visited the client’s premises during the planning stage of the audit. All the audit working papers were created in English by the Hong Kong CPA firm. All the workpapers are thoroughly reviewed by the incharge supervisor at Los Angeles and reviewed by an engagement partner and a concurring partner.

Consolidated Statement of Income, page F-3

10.	It appears from the executive compensation table on page 26 that the financial statements include no compensation expense for the services of your chief executive officer. Tell us whether the financial statements include regular charges for the services of your executives. If not, tell us why you believe charges for such services are not necessary for fair presentation of your operating results. In general, the financial statements should include all costs of doing business. Refer to SAB Topic 1-B and revise or advise.

RESPONSE: The Company’s financial statements include all compensation expenses for the services of its executive officers. No payments were made to the Company’s executive officers for the year ended December 31, 2004 as the Company was a shell for the majority of the year and had no activities. The Company included compensation for services provided by its executive officers in the consolidated financial statements, however, the amounts were not disclosed in the Form 10-KSB as the amounts were under the required threshold for disclosure.

Consolidated Statement of Cash Flow, page F-4

11.	Refer to the classification of “cash acquired in acquisition” as an adjustment to cash flows from operating activities. As set forth in SFAS 95, cash expenditures for acquisitions of subsidiaries or other business units are investing activities. Please revise or tell us why you believe that the current presentation is appropriate in GAAP.

RESPONSE: The Company has revised its disclosure on page F-6 of the Form 10-KSB/A to reclassify the “cash acquired in acquisition” in investing activities in accordance with SFAS 95.

12.	Additionally, please revise to clearly disclose cash paid during 2005 for income taxes.

RESPONSE: The Company has revised its disclosure on page F-6 of the Form 10-KSB/A in order to clearly disclose cash paid during 2005 for income taxes.

Note B — Summary of Significant Accounting Policies, Page F-7

Revenue Recognition, page F-10

13.	Please expand to describe the terms of your sales arrangements, including how those terms are documented. The expanded disclosure should clarify how you actually apply the genetic criteria from SAB 104. As well, unless not significant, please also expand to address customer acceptance provisions, return polities, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges, including how any significant matters are considered in your revenue recognition practices. Unless not significant, also fully describe any circumstances where you do not recognize revenue at shipment.

RESPONSE: The Company has expanded its disclosure on page F-12 of the Form 10-KSB/A to describe the terms of the Company’s sales arrangements. The Company uses purchase orders to document its sale transactions with its customers and customarily does not enter into formal contracts with its customers. The Company’s purchase orders and contracts, when used, do not contain provisions relating to customer acceptance, return polities, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges.

Stock Based Compensation, page F-10

14.	We note your stock compensation policy discloses that you use the intrinsic value method prescribed by APB 25. However, in Note G you disclose that you adopted SFAS 123(R) on November 1, 2005 using the modified prospective method. Please reconcile these two statements. As well, if you in fact adopted SFAS 123(R) explain to us how it is consistent with the transaction guidance from the standard to adopt the new accounting in the middle of a quarterly reporting period.

RESPONSE: In response to this comment the Company has revised its disclosure on page F-12 of the Form 10-KSB/A to indicate that the Company has adopted SFAS 123(R)

Note F — Common Stock, page F-15

15.	We note that you issued shares for consulting fees and guarantee fees during 2004. Please revise to disclose how you valued the services received. That is, disclose whether measurement was based on the fair value of the consideration received or the fair value of the equity instrument issued. Please also disclose how you determined the fair value. Refer to paragraphs 8-10 of SFAS 123.

RESPONSE: The Company has revised its disclosure on page F-17 of the Form 10-KSB/A to disclose how the Company valued the services received during 2004.

16.	The guarantee fees appear to be associated with the acquisition of your primary business. Tell us why the value of the shares is not a cost of the acquisition that should be included in purchase price under SFAS 141. Your response should explain how you interpreted and applied the guidance from SFAS 141 in reaching your conclusion.

RESPONSE:  The guarantee fees associated with the acquisition were included in the cost of the acquisition. The breakdown of the acquisition costs are as follows:

Total cash	$1,500,000
4,566,210 shares at $.05	$228,311
Guarantee Fee	$604,595
Total Acquisition Cost	$2,332,906

17.	Please add detailed and specific disclosure about the nature of the services received in exchange for the 12 million shares issued to consultants in March 2004. Specifically identify any related parties as that term is defined in SFAS 57, including any parties related to Cheering or Billion or its subsidiary. If you did not, explain why they should not be filed under the requirements of Regulations S-B.

RESPONSE: The Company has added additional disclosure beginning on pages 17 and F-17 of the Form 10-KSB/A relating to the nature and services received by the Company in exchange for the 12 million shares issued to the consultants.

Note G – Stock Option, page F-15

18.	Tell us how the $17,500 charged to compensation expense was measured. Explain how that measure is consistent with SFAS 123(R), if actually adopted, or AFB 23 if that continued to be your policy on the grant date.

RESPONSE: The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment, an Amendment of FASB Statement No. 123.” The Company recognizes in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees and non-employees. During the year ended December 31, 2005, the Company recognized compensation expense of $17,500 related to certain employee options issued in 2005 that vested immediately

        SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method proscribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and allowed under the original provisions of SFAS No. 123. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock option plans using the intrinsic value method in accordance with the provisions of APB Opinion No. 25 and related interpretations. The fair value of our stock options was estimated using the Black-Scholes option pricing model.

        The Company has revised its disclosure in Note G on page F-18 of the Form 10-KSB/A disclose the option expense.

Note I – Stock Purchase Business Combination, page F-17

19.	Disclose and tell us how you measured the fair value of the shares issued to purchase Billion. Clearly disclose the components of the purchase price including, the cash paid, expenses incurred and the fair value of the shares issued.

RESPONSE: The Company valued the shares issued to purchase Billion at $0.05 per share, which was based on the Company's last private offering on March 14, 2004. Since the Company was a U.S. publicly held shell and had no current operating business or significant assets the Company continued to use this amount for the transaction. It was the Company’s opinion that this was the best estimate of fair value to use in the transaction. The Company has updated the Footnote I on page F-19 of the Form 10-KSB/A to include this information and disclosed the components of the purchase price.

20.	Please revise to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price resulting in recognition of good will, as required by paragraph 51(b) of SFAS 141.

RESPONSE: The Company has revised its disclosure on page F-19 of the Form 10-KSB/A to include a description of the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price resulting in recognition of good will.

21.	We see that you allocated $1.8 million of purchase price to goodwill. However, we see that you acquired a company with technology, patents and customers. Tell us why you should not allocate a portion of the cost to intangible assets. Refer to paragraphs 39 and ALO — A28 of SFAS 141. Refer also to EITF 02-17. Successful resolution of this comment will require a detailed analysis explaining how you applied the requirements of GAAP to your fact patter. You should fully explain the rationale in GAAP for the purchase allocation. W may have further comment upon review of that response.

RESPONSE: The Company allocated $1,865,067 of the purchase price of Billion to goodwill. The Company did not allocate a portion of the cost to intangible assets, including technology, patents and customers, because the Company determined that such assets could not be considered separable form the Company and sold, transferred, licensed, rented or otherwise exchanged for something of value, as they had no separate value to a buyer on their own in accordance with SFAS 141, paragraph 39 and EITF 02-17. Additionally, customers of Billion are non contractual and are not capable of being separated from the Company.

22.	In a Form 8-K dated September30, 2004 and filed on December 15,2004 you disclose that the pro forma balance sheet as of September 30, 2004 was based on the historical balance sheets of the merging entities as of September 30, 2004 (see Exhibit 4 to that Form 8-K). We see that the acquisition closed on November 15, 2004. We also see that the amounts presented for the acquired business in the pro forma balance sheet as of September30 (included in the Form 8—K) are the same as the amounts shown in the purchase allocation (included in Note I to the Form 10-KSB) as of November 15. Tell us whether the amounts shown in the purchase allocation as presented in Note I are as of November 15, 2004 or September 30, 2004. If the amounts are not as of November 15, tell how your accounting is consistent with the requirements of SFAS 141.

RESPONSE:  The amounts shown in the purchase allocation as presented in Note I are as of September 30, 2004. The requirements of SFAS 141 require the allocation of the purchase cost between assets based on their fair value and any difference between the tangible and identifiable intangible assets acquired, less liabilities assumed is allocated to goodwill. The Company used the reviewed amounts as of September 30, 2004 for the November 15, 2004 final closing as these were the most recent reviewed amounts and there were no significant changes to the Company's account balances during this short time period.

23.	We see that the historical balance sheet for the acquired entity included inventory. Tell us whether this inventory was adjusted for fair value in purchase accounting. If it was not, tell us why that accounting is appropriate under SFAS 141.

RESPONSE: The Company has historically held minimal inventory and has experienced quick inventory turnover. There was no difference in the inventory value from actual cost versus fair market value, and as a result there was no adjustments to fair value in the acquisition.

Form 8-K/A dated September 30, 2004

24.	The Independent Auditor’s Reports for Shenzhen E’Jenie Science & Technology Company Limited as of and for the periods ended December 31, 2002 and December 31, 2003 do not appear to be signed by the independent auditors. Please amend your filing to include a signed auditor’s reports for the financial statements as required by Item 310(c) of Regulation S-B.

RESPONSE: The Company has amended its 8-K to include signed auditor's reports for the financial statements as required by Item 310(c) of Regulation S-B

25.	Tell us about the status of the Galaxy View transaction. Please confirm to us that you will provide any audited financial statements and pro forma information required under Rules 310(c) and (d) of Regulation S-B.

RESPONSE: On June 29, 2006 the Company completed its acquisition of Galaxy View International Ltd. (“Galaxy View”) and the Company issued to the shareholders of Galaxy View 7,575,757 shares of its preferred stock value at $5.0 million. The Company provided audited financial statements and pro forma information on its Current Report on Form 8-K filed with the Commission on July 28, 2006, as required under Rules 310(c) and (d) of Regulation S-B.

26.	As a related matter, tell us how you determined the $5 million fair value that you expect to assigned to the preferred shares. Since the preferred shares are convertible to common on a one-to-one basis, also explain the business purpose underlying the grant of seven votes per share to each preferred share. Tell us how that unusual voting arrangement is considered in the fair value assigned to the preferred shares.

RESPONSE: The Company retained Shenzhen Guang Xin Accounting Firm (“Guang Xin”), an independent auditing firm in China, to conduct a business valuation of Sono Digital Electronic Technologies Company Limited, Galaxy Views’ wholly-owned operating subsidiary. According Guang Xin’s business valuation report, for the year ended December 31, 2005, Sono reported revenues of $43.7 million and net income of $19.0 million. Additionally for fiscal years 2006, 2007 and 2008, Sono’s projected net income is $21.9 million, $24.7 million and $25.1 million, respectively. Guang Xin concluded that the appraised value of Sono was $17.0 million.

        After extensive negotiations the Company and Galaxy View agreed upon a $8.0 million purchase price, $3.0 million to be paid in cash and $5.0 million to be paid in Series A-1 Convertible Preferred Stock (the “Series A Preferred Stock”) of the Company. The closing price of the Company’s common stock on March 22, 2006, the date the Share Exchange Agreement was executed, was $0.53. After consultation with Guang Xin, the Company concluded that the fair value of a share of Series A-1 Convertible Preferred Stock was $0.66. The fair market value of a share of Series A-1 Convertible Preferred Stock was greater than the fair market value of a share of common stock because each share of the Series A-1 Convertible Preferred Stock entitles the holder thereof to seven votes on all matters voted upon by the shareholders of the Company.

        The Company agreed to give 49% of the voting control of the Company to Galaxy View because the Company believed that the acquisition of Sono was in the best interests of the Company’s shareholders and would provide the Company with an established player in the three generation (“3G”) electronic market. Sono has an established customer base and produced strong revenues in 2005. However, Galaxy View would not agree to a $8.0 million purchase price unless it received 49% of the voting control of the Company for a period of five years. After careful consideration the Company concluded that giving 49% of the voting control to Galaxy View was fair and reasonable in light of the fact that the 3G electronic market is in its infancy in China and the demand for 3G electronic products by Chinese consumers will increase substantially over the next few years. As a result the Company’s results of operations would increase substantially.

        As part of our response to the Staff’s comments, the Company hereby acknowledge the following:

•	that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB/A (the “Filing”);

•	that the Securities and Exchange Commission’s (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact the Henry Rothman at (212) 704-6179 or the undersigned at (212) 704-6030 if you have any questions or comments regarding the foregoing responses.

Sincerely,
/s/ Joseph Walsh
Joseph Walsh, Esq.